Exhibit 99.1

GLG LIFE TECH CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

For the Three and Nine Months Ended September 30, 2010

Dated: November 12, 2010

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of GLG Life Tech Corporation is dated November 12, 2010, which is the date of filing of this document. It provides a review of the financial results for the three and nine months ended September 30, 2010 compared to the same periods in the prior year.

This MD&A relates to the consolidated financial condition and results of operations of GLG Life Tech Corporation (“we,” “us,” “our,” “GLG” or the “Company”) together with GLG’s subsidiaries in the People’s Republic of China (“China”) and other jurisdictions. As used herein, the word “Company” means, as the context requires, GLG and its subsidiaries. The common shares of GLG are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “GLG” and on the NASDAQ Global Market under the symbol “GLGL”. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (“Canadian GAAP”). This MD&A should be read in conjunction with the interim consolidated financial statements and notes thereto for the nine months ended September 30, 2010, as well as the annual consolidated financial statements and notes thereto and the MD&A of GLG for the year ended December 31, 2009. Additional information relating to GLG Life Tech Corporation including GLG’s Annual Information Form can be found on GLG’s web site at www.glglifetech.com or on the SEDAR web site for Canadian regulatory filings at www.sedar.com.

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the consolidated interim financial statements and the reported amounts of revenue and expenses during the reporting period. GLG bases its estimates on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

GLG has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate the Company’s performance. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. Where non-GAAP measures are reported, GLG has provided the definition and reconciliation to their nearest GAAP measure in section “NON-GAAP Financial Measures”.

Forward-Looking Statements

Certain statements in this MD&A constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks described herein under the heading “Risks Related to the Company’s Business” and “Risks Associated with Doing Business in the People’s Republic of China” for a discussion of these and other sources of factors underlying forward-looking statements and those additional risks set forth under the heading “Risk Factors” in the Company’s Annual Information Form for the financial year ended December 31, 2009. In light of these factors, the forward-looking events discussed in this MD&A might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this MD&A about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

Overview

We are a leading producer of high quality stevia extract. Stevia extracts, such as Rebaudioside A (or Reb A), are used as all natural, zero-calorie sweeteners in food and beverages. Our revenue is derived primarily through the sale of high-grade stevia extract to the food and beverage industry. We conduct our stevia development, refining, processing and manufacturing operations through our five wholly-owned subsidiaries in China. Our operations in China include four processing factories, stevia growing areas across eight provinces, and four research and development centers engaged in the development of high-yielding stevia seeds and seedlings. Our processing facilities have a combined annual throughput of 41,000 metric tons of stevia leaf and 1,500 metric tons of rebiana.

Our revenues were $21.0 million for the three months ended September 30, 2010 compared to $14.8 million for the three months ended September 30, 2009 and $10.5 million for the three months ended June 30, 2010. Our revenues were $41.9 million for the twelve months ended December 31, 2009 and $9.9 million for the twelve months ended December 31, 2008.

We had net income of $1.8 million for the three months ended September 30, 2010 and net income of $1.4 million for the three months ended September 30, 2009. Our net income was $0.3 million for the nine months ended September 30, 2010 compared which is consistent with the same period in the previous year.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Factors Affecting the Company’s Results of Operations

The Company’s operating results are primarily affected by the following factors:

1.	Relationship with Primary Customer. The Company derives a majority of its revenue from Cargill, its largest customer. The Company currently has a Strategic Alliance Agreement with Cargill pursuant to which it will provide at least 80% of Cargill’s global stevia extract requirements for the ten year period beginning October 1, 2008. For the nine month period ended September 30, 2010, this customer accounted for 62% of the Company’s revenue. For the years ended December 31, 2009 and 2008, this customer accounted for 90% and 77%, respectively, of the Company’s revenue. The Company’s ability to maintain and enhance its relationship with this important customer, while developing and enhancing its relationships with other customers, is a significant factor affecting the Company’s results of operations. The Company expects to decrease its reliance on this customer for the full year 2010 to approximately 50% of its revenues through its efforts to sign distribution agreements for its products. The Company has signed an additional six distribution agreements as of November 12, 2010 and expects to complete additional agreements in 2010. The Company currently has orders with its primary customer for delivery up to March 31, 2011 and is in continued discussions with its primary customer for additional orders beyond the first quarter 2011.

2.	Consumer Demand. The Company believes that consumer demand for food and beverage products and tabletop sweeteners produced with stevia extracts will continue to expand. The Company believes rebiana, which is extracted from stevia leaf, is positioned to become a leading high-intensity sweetener because it has zero calories, is 100% natural, is 200-300 times sweeter than sugar and does not have the perception of potential health risks that may be associated with artificial sweeteners. Additionally, the Company believes that consumer acceptance of stevia will increase in connection with regulatory approval in the US and elsewhere. The Company’s results of operations will be affected by consumer acceptance of, and demand for, rebiana-sweetened products and the Company’s ability to increase its production capacity in order to meet any increased demand.

3.	Price of Stevia Extract. The Company believes that it will be able to maintain a low cost of production of high-grade stevia extract through process innovation and vertical integration (from seedling development to high-grade stevia extract production). By maintaining a low cost of production, the Company believes it will be able to reduce the price it charges for high-grade stevia extract, thereby strengthening the competitive position of high-grade stevia extract relative to other high-intensity sweeteners and sugar.

4.	Raw Material Supply and Prices; Cost of Sales. The price that the Company must pay for stevia leaf and the quality of such stevia leaf affects the Company’s results of operations. The cost and quality of stevia leaf available is driven primarily by the rebaudioside A content contained in stevia leaf and the quality of the stevia harvested during a particular growing period. The key factors driving the Company’s cost of sales include the cost of stevia leaf, stevia leaf quality, salaries and wages of the Company’s manufacturing labour, manufacturing overhead such as supplies, power and water used in the production of the Company’s high-grade stevia extract, and depreciation of the Company’s high-grade stevia extract processing plants.

Unfavourable changes in any of these general conditions could negatively affect the Company’s ability to grow, source, produce, process and sell stevia and otherwise materially and adversely affect the Company’s results of operations.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Critical Accounting Estimates and Assumptions

The Company’s significant accounting policies are subject to estimates and key judgements about future events, many of which are beyond management’s control. A summary of the Company’s significant accounting policies is included in the Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2009.

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to our financial statements.

We believe that our application of accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are periodically re-evaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found our application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Inventory policy

We measure our inventory at the lower of cost or net realizable value (“NRV”) with respect to raw materials, finished goods and work-in-progress. NRV for finished goods and work-in-progress is generally considered to be the selling price in the ordinary course of business less the estimated costs of completion and estimated costs to make the sale.

Provisions for excess, obsolete or slow moving inventory are recorded after periodic evaluation of historical sales, current economic trends, forecasted sales, estimated product lifecycles and estimated inventory levels. The accounting estimate related to valuation of inventories is considered a critical accounting estimate because it is susceptible to changes from period-to-period due to purchasing practices, accuracy of sales and production forecasts, introduction of new products, product lifecycles, product support, exchange rates, sales prices new competitive entrants and foreign regulations governing food safety. If actual results differ from our estimates, a reduction to the carrying value of inventory may be required, which will result in inventory write-offs and a decrease to gross margins.

Stock-based compensation

Our accounting estimate related to stock-based compensation is considered a critical accounting estimate because estimates are made in calculating compensation expense including expected option lives, forfeiture rates and expected volatility. The fair market value of our common stock on the date of each option grant was determined based on the closing price of common stock on the grant date. Expected option lives are estimated using vesting terms and contractual lives. Expected forfeiture rates and volatility are calculated using historical information. Actual option lives and forfeiture rates may be different from estimates and may result in potential future adjustments which would impact the amount of stock-based compensation expense recorded in a particular period.

Income taxes

We recognize future income tax assets when it is more likely than not that the future income tax assets will be realized. This assumption is based on management's best estimate of future circumstances and events. If these estimates and assumptions are changed in the future, the value of the future income tax assets could be reduced or increased, resulting in an income tax expense or recovery. We re-evaluate our future income tax assets on a regular basis.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Recognition and impairment of goodwill

Goodwill is tested for impairment at least annually or when indicated by events or changes in circumstances, by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying value to measure any impairment loss. We performed our last goodwill impairment test on December 31, 2009.

Property, plant and equipment and long-lived assets

Intangible assets include customer relationships, patents and technology. Intangible assets are amortized over the estimated useful life of each asset unless the life is determined to be indefinite.

We evaluate the recoverability of long-lived assets and asset groups whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When such a situation occurs, the estimated undiscounted future cash flows anticipated to be generated during the remaining life of the asset or asset group are compared to its net carrying value. When the net carrying amount of the asset or asset group is less than the undiscounted future cash flows, an impairment loss is recognized to the extent by which the carrying amount of long lived assets or asset group exceeds its fair value.

Management’s estimates of product prices, foreign exchange, production levels and operating costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset groups. It is possible that material changes could occur that may adversely affect management’s estimates.

Corporate Developments for the Nine Months Ended September 30, 2010

New Product Line Announced in January 2010

On January 19, 2010, the Company announced the launch of Sweet SuccessSM, a breakthrough new line extension of high-grade stevia extract-based sweeteners. The new Sweet SuccessSM series is expected to provide an attractive option for food and beverage manufacturers seeking to use stevia sweetening systems to create solutions for their customers in a more cost effective manner. The launch has resulted in four products that were officially launched in March of 2010 and include BlendSureTM 6.0, BlendSureTM 7.0, BlendSureTM 7.5 and BlendSureTM 8.0.

The Sweet SuccessSM line is the result of several years of research and development by GLG’s leading technical team. The series maintains the great taste, all natural and zero-calorie advantages of stevia high intensity sweeteners on the market today yet allows food and beverage manufacturers flexibility as it relates to a cost of goods input. The proprietary formulas provide stability and consistency, and fall under a total steviol glycosides reading of 95% or greater, making them already acceptable in global markets that follow the standards established by the Joint Expert Committee on Food Additives (JECFA).

The Company further announced on July 19, 2010 that BlendSure™ has met all of the requirements for self-affirmed GRAS (generally recognized as safe) and has received a letter of certification from GRAS Associates, whose experts specialize in the technical and regulatory aspects of obtaining and defending GRAS status for the food, supplement, and chemical industries. BlendSure™ underwent and passed a rigorous safety review performed by GRAS Associates’ qualified panel of scientific experts in order to confirm the product meets the Food and Drug Administration’s (FDA) safety criteria. GRAS is an FDA authorized process which is designed to enhance consumer confidence in a variety of products in the marketplace. GLG will additionally file its dossier for a no-objection letter from the FDA in the near future.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

GLG is currently providing samples of this product globally to food and beverage companies and feedback on taste and pricing has been very favourable when compared to higher priced stevia extracts such as Reb A and rebiana as well as other blends entering the market. Based on the relative value of this product line and favourable feedback from potential customers GLG expects this product line to be a dominant source of its future revenue stream. The Company further believes that its BlendSureTM products are difficult for others to replicate due to the proprietary nature of the extraction process involved and the proprietary formulation required to make these products.

European Food Safety Authority (ESFA) Publishing of Scientific Opinion Confirms safety of Steviol Glycosides

On April 14, 2010, The European Food Safety Authority (EFSA) published a Scientific Opinion, which confirms that steviol glycosides, sweeteners extracted from the stevia plant, are safe for use in foods and beverages and establishes an Acceptable Daily Intake (ADI) for their safe consumption. In its published Scientific Opinion, EFSA’s Panel on Food Additives and Nutrient Sources Added to Foods (ANS) concludes that, considering the available toxicity data, “steviol glycosides complying with JECFA1 specifications are not carcinogenic, genotoxic or associated with any reproductive / development toxicity”. The opinion is based on a rigorous safety assessment by EFSA’s ANS expert panel of the scientific dossiers submitted by several applicants. This opinion marks an important step towards the EU approval of stevia for use as a food ingredient in food and beverages.

Distribution Agreement for Australia and New Zealand Markets announced

On April 16, 2010, the Company announced that it had signed a binding Memorandum of Understanding (the “MOU”) in Australia and New Zealand with Sugar Australia for the distribution and marketing of its stevia extract products. The MOU with Sugar Australia has resulted in a definitive distribution agreement which was announced on July 13, 2010 and is a five-year agreement with Sugar Australia for the distribution and marketing of GLG’s stevia extract products. The companies are working in partnership to market stevia and its use as an ingredient to the food and beverage sector in Australia and New Zealand.

Key highlights under the terms of this agreement include:

•Initial term of five years with an automatic renewal provision for another five years subject to certain conditions

•Mutual exclusivity between the two companies based on successful achievement of agreed GLG product purchases levels, which will be established by mutual agreement year by year

•Marketing support, as well as sales and technical training, to be provided by GLG to Sugar Australia

•Sugar Australia to market GLG’s full line of products within their serving territory including Rebpure™, Rebsweet™, and the BlendSure™ product line

Australia is the world’s third largest exporter of sugar, a $2.0 billion annual industry. Sugar Australia is the leading sugar refiner in Australia operating across multiple business channels including, the supply of sugar as an ingredient into the food and beverage sector, retail in which its CSR consumer brand has the leading market share, as well as foodservice and exports. In response to consumer demand Sugar Australia has launched a reduced calorie product called CSR Smart®, which utilizes stevia extracts in a unique and proprietary sugar blend to provide a 50% reduction in calories.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Distribution Agreement for South America announced

On April 16, 2010, GLG signed an agreement with Essentia Stevia for the distribution and marketing of GLG’s high quality stevia extracts in 18 countries throughout Latin America. Essentia Stevia will market GLG’s entire portfolio of stevia-based sweetening systems including the Company’s premier Rebaudioside A line Rebpure™ RA97, Rebsweet™RA80 and AnySweet™ RA60 as well as GLG’s newly launched Sweet SuccessSM line of proprietary blends. Products will be marketed both industrially and in consumer facing brands. Essentia Stevia has been working with key food and beverage companies across the region, including Argentina, Bolivia, Paraguay, Uruguay, Brazil, Venezuela, Colombia, and Mexico. In addition, the company will market its own tabletop brand Essentia® using GLG stevia.

Distribution Agreement for Mexico announced

On July 16, 2010, the Company announced that it had signed a five-year agreement with Grupo Azucarero Mexico (“GAM”) for the marketing and distribution of GLG’s stevia extract products in Mexico.

GAM is the largest private producer of sugar in Mexico, following only the Mexican government. The company owns and operates sugar mills and packaging plants throughout Mexico and specializes in the production, processing and distribution of sugar cane, as well as in the elaboration and sale of sugar-based derivates and products.

Key highlights under the terms of this agreement include:

•Initial term of five years with an option to extend the term for another five years subject to the satisfaction of certain conditions and upon mutual agreement of the parties

•Mutual exclusivity between the two companies, subject to certain limitations, including GAM’s obligation to achieve set GLG product purchases levels, which will be established by mutual agreement year by year

•Marketing support, as well as sales and technical training, to be provided by GLG to GAM

•GAM to market GLG’s full line of products including the BlendSure™ product line, Rebpure™, Rebsweet™ within Mexico

•Opportunity for future collaboration of the two companies in agricultural and industrial processing for GLG stevia extracts

Exclusive Supply Agreement signed in China for its Stevia Extracts-US $12.6 Initial Purchase Order

On September 16, 2010, the Company announced the signing of an exclusive five-year renewable supply agreement with Fengyang Xiaogangcun ¥ongkang Foods High Tech Co. Ltd. (“FXY”) for GLG’s full range of stevia extract products within China. FXY is a privately held Chinese company based in the Xiaogang region in Anhui province. FXY produces consumer products including stevia and stevia/sugar tabletop sweeteners, reduced and zero calorie beverages and food products mainly for the Chinese market. FXY also has developed stevia/sugar blend products suitable for the China National Sugar Reserve.

Key highlights under the terms of this agreement include:

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

  Agreement describes that the two parties have entered into a long-term strategic relationship for the development and marketing of stevia within China

  Initial term of five years with an automatic renewal provision for another five years

  GLG will be the exclusive supplier of stevia extract products to FXY

  GLG will sell to FXY its’ full line of products within China including the BlendSure™ product line, PureSTV, Rebpure™, and Rebsweet™

  GLG has received an initial purchase order under this supply agreement for $US 12.6 million for delivery within 2010 fiscal year

Agreement for the Market Development of Stevia Extract in India and the Middle East announced

On October 6, 2010, the Company announced its joint venture with Global Agrisystem Private Limited (“Global Agri”) for the marketing, development and distribution of GLG’s portfolio of stevia extracts in markets throughout India and the Middle East.

Global Agri, a Katra Group company, is among India’s largest agribusiness companies focused on the food and agricultural sectors. Global Agri’s strengths include market development, new product introductions, food processing, distribution and agribusiness management. The Market Development Agreement signed between the two parties focuses on the utilization of the knowledge, expertise and resources of each party in order to develop the market for stevia in India. This includes obtaining governmental approvals, introduction of certain products to this market, development of new consumer products, government support, agriculture and the future development of manufacturing and processing capacity of stevia for domestic use and possible export.

The two parties have also signed an exclusive distribution agreement for the development of the Middle East market for GLG’s stevia extract products where the Katra Group also has extensive experience in the sale and distribution of products.

Key highlights under the terms of these agreements include:

  Progressive levels of engagement conditioned upon the achievement of key milestones.

  Initial distribution term of five years with a renewal provision for another five years subject to agreement on certain conditions for the supply of GLG products within the Middle East.

  Mutual exclusivity between the two companies based on successful achievement of agreed GLG product purchase levels, which will be established by mutual agreement year by year.

  Marketing support, as well as sales and technical training, to be provided by GLG to Global Agri.

  Global Agri to market GLG’s full line of industrial use products within its serving territory including the BlendSure™ product line, Rebpure™, Rebsweet™.

  Initial purchase commitment for the Middle East market of approximately $1.7 million for delivery within the 2010 fiscal year.

Partnership with Chempoint to Market Stevia Extracts in North America and Europe

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

On October 26, 2010, the Company announced that they have partnered with ChemPoint.com Inc. (“ChemPoint”), a prominent e-distributor of specialty and fine ingredients, for the marketing, sale and distribution of GLG’s portfolio of high quality stevia extracts within the US and Europe. ChemPoint will provide marketing, sales and order fulfillment, as well as technical support and expertise. The companies will jointly launch focused campaigns targeting key segments of the food and beverage industry immediately.

Key highlights under the terms of this agreement include:

  Three-year initial term with an automatic renewal provision for additional years subject to certain conditions.

  GLG to establish ChemPoint as the exclusive supplier of stevia extract products for the high value tier three and tier four customers in the US and European food and beverage industry.

Agricultural R&D Program Further Improves Cost and Substainability Position

On November 2, 2010, the Company announced that its stevia seed propagation program has been successful and that the Company’s new Huinong Two (“H2”) proprietary stevia variety has produced enough seeds to fulfill the majority of requirements for the next stevia planting season. The new seeds provide GLG a significant cost advantage due to very high levels of rebaudioside A naturally present in the new stevia strain.

The H2 strain contains approximately 66% rebaudioside A in the plant leaf. Rebaudioside A is the sweetest component of the stevia plant and the primary glycoside used to meet the market demand for stevia sweeteners. GLG’s H2 strain has yielded 10% higher rebaudioside A content than the previous generation (H1). In addition, the H2 strain also generates 22% more leaf per acre. GLG plans to upgrade its varieties company wide and to utilize its new H2 strain at all 12 of the Company’s growing bases in China for the 2011 crop season.

GLG also announces that an H3 generation is on track to be commercially available for its farmers in the 2012/2013 stevia planting season. The GLG agricultural R&D team has already completed the most difficult steps in developing a commercially viable new natural strain. The H3 generation will now enter the final stages of commercial plot testing and seed propagation which is expected to take one to two years to complete. The H3 proprietary strain results show the following improvements in yield:

  76% rebaudioside A content in the leaf, a 26% increase from the H1 strain

  An estimated 600kg of additional stevia leaf harvested per acre, a 46% increase over H1, which improves land and resource utilization

  An estimated 40% overall leaf cost improvement expected as a direct result of the increased RA content and increased leaf yield

  Greater processing efficiencies expected

All improvements to GLG proprietary seed strains are through natural breeding methods.

Launch of Blendsure announced

On July 19, 2010, the Company announced the launch of BlendSure™ at the Institute of Food Technologists conference in Chicago, IL. GLG researchers developed BlendSure™ by isolating various components of the stevia plant and then blending them in a proprietary ratio to deliver a consistent, balanced, and sucrose-like taste profile that is both heat and pH stable and works well in a carbonated beverage formulation. Further, BlendSure™ offers high quality taste at a competitive price point.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

“BlendSure™ is the first product in our industry that offers a blended stevia-based sweetening system that combines specific glycosides such as rebaudioside A and pure stevioside together to deliver sugar–like sweetness while also providing a favorable cost of goods position for our customers” said James Kempland, GLG vice president of marketing. “As a leader in the stevia industry, we continue to develop innovative stevia-based product offerings like BlendSure™, which address emerging needs in the sweetener market.”

GLG developed BlendSure™ to provide food and beverage companies and consumers a natural sweetener with zero calories, zero carbohydrates, and a zero glycemic index, at a price point that is comparable and competitive to sugar. The product can be used both in food and beverages, and as a tabletop sweetener, in order to reduce calories and provide a great tasting, stable sweetening system that offers flexibility and scope in formulation. BlendSure™ may also be combined with other natural sweeteners such as sugar.

BlendSure™ has met all of the requirements for self-affirmed GRAS (generally recognized as safe) and has received a letter of certification from GRAS Associates, whose experts specialize in the technical and regulatory aspects of obtaining and defending GRAS status for the food, supplement, and chemical industries. BlendSure™ underwent and passed a rigorous safety review performed by GRAS Associates’ qualified panel of scientific experts in order to confirm the product meets the Food and Drug Administration’s (FDA) safety criteria. GRAS is an FDA authorized process which is designed to enhance consumer confidence in a variety of products in the marketplace. GLG will additionally file its dossier for a no-objection letter from the FDA in the near future

Exceeding a total steviol glycosides reading of 95%, BlendSure™ also meets the Joint FAO/WHO Expert Committee on Food Additives (JECFA) international standard for stevia extracts.

FDA Issuance of Letter of No Objection for Rebsure 97 Stevia Extract announced

On September 14, 2010, the Company announced that the US Food and Drug Administration (“FDA”) has issued a Generally Recognized as Safe (GRAS) Letter of No Objection (Filing No. GRN000329) for GLG’s highest purity stevia extract Rebpure™ RA97. In addition, GLG is currently engaged in a comprehensive program to obtain letters of no objection for several of its other highly purified stevia extracts. The Company has filed notices with the FDA following self affirmation for its innovative new blended sweetening system BlendSure™ as well as its purified stevioside product, PureSTV™.

The GRAS process is a legal and FDA-approved process that allows companies to conduct their own GRAS determinations by consulting with an independent panel of scientists to determine if an ingredient meets the FDA’s criteria for safety. To ensure even further confidence in its products, GLG has submitted its dossier to the FDA for review which has resulted in this Letter of No Objection.

Appointment of Two New Directors announced

On August 5, 2010, the Company announced the appointments of David M. Hall and Dr. Hong Zhao Guang to its Board of Directors. Mr. Hall is currently a consultant to the life sciences industry. He is a past business founder, Chief Financial Officer and Chief Compliance Officer of Angiotech Pharmaceuticals, and an active advocate for the British Columbia life sciences industry.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Dr. Hong Zhao Guang is an active leader in both the academic and business communities in China. Receiving his degree from Shanghai First Medical College, he has been the vice president of Beijing Anzhen Hospital and the vice director of the Cardiovascular Disease Expert Consulting Committee for the Ministry of Public Health in China. Currently Dr. Hong is directing commissioner with the Aged Chinese Healthcare Association and the vice group leader for physicians at Capital Medical Science University, one of the top ranking academic medical institution in China.

Resignation of President announced

On October 1, 2010, the Company announced the resignation by Brian Palmieri of his position as President of GLG Life Tech Corporation which was effective October 1st, 2010. Brian retained his seat and position as Vice Chairman of the Board of Directors. Brian is pursuing other business opportunities with his existing private companies and several new ventures aimed at developing consumer stevia products. CEO Dr. Luke Zhang has assumed the responsibilities of the position effective immediately and all sales related activities have been taken over by the GLG North American sales organization.

Weider Global Nutrition’s ("WGN") Legal Proceedings Against the Company Dismissed

On March 30, 2010, the Company and WGN announced that the proceedings commenced by WGN against the Company in the Supreme Court of British Columbia will be dismissed by consent of the parties. The dismissal was the result of WGN’s offer to drop its claim against the Company without any payment to WGN if the Company would drop its counterclaim against WGN and agree to wind up GLG and WGN’s joint venture company Sweet Naturals Corp. The Company will now be marketing all of its products itself. WGN will carry on marketing activities in stevia related products independently.

On August 4, 2010, a Consent Dismissal Order was filed in British Columbia Supreme Court dismissing, by consent of the parties, both the claims brought by WGN against the Company and the counterclaim brought by the Company against WGN.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Results from Operations

The following results from operations have been derived from and should be read in conjunction with the Company’s interim consolidated financial statements for the periods ended September 30, 2010 and 2009. Certain prior year’s figures have been reclassified to conform to the current financial statement presentation.

In thousands Canadian $, except per share amounts	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2010	2009		2010	2009
Revenue	$20,951	$14,814	41%	$39,627	$28,619	38%
Cost of Sales	$13,957	$10,719	30%	$25,719	$21,463	20%
% of Revenue	67%	72%	(5)pts	65%	75%	(10)pts
Gross Profit	$6,994	$4,095	71%	$13,908	$7,156	94%
% of Revenue	33%	28%	5pts	35%	25%	10pts
Expenses	$4,267	$2,935	45%	$10,888	$8,171	33%
% of Revenue	20%	20%	0pts	27%	29%	(2)pts
Income (loss) from Operations	$2,727	$1,160	135%	$3,020	$(1,015)	(398)%
% of Revenue	13%	8%	5pts	8%	(4)%	12pts
Other Income (Expenses)	$(1,066)	$1,059	(201)%	$(2,907)	$1,314	(321)%
% of Revenue	(5)%	7%	(12)pts	(7)%	5%	(12)pts
Net Income (loss) before Income Taxes and Non-Controlling Interests	$1,661	$2,219	(25)%	$113	$299	(62)%
% of Revenue	8%	15%	(7)pts	0%	1%	1pts
Net Income (loss) after Income Taxes and Non-Controlling Interests	$1,826	$1,399	31%	$250	$270	(7)%
Earnings (loss) per share (Basic)	$0.07	$0.07	1%	$0.01	$0.01	(30)%
Earnings (loss) per share (Diluted)	$0.07	$0.06	16%	$0.01	$0.01	(30)%
Total Comprehensive Income (loss)	$364	$(5,980)	(106)%	$1,165	$(12,210)	(110)%
% of Revenue	2%	(40)%	42pts	3%	(43)%	46pts
Consolidated Depreciation & Amortization	$2,698	$1,549	74%	$7,160	$4,213	70%
% of Revenue	13%	10%	2pts	18%	15%	3pts
Stock-Based Compensation	$867	$749	16	2,340	$1,725	36%
% of Revenue	4%	5%	(1)pt	6%	6%	0pts
EBITDA (1)	$6,385	$3,917	63%	$12,671	$5,951	113%
% of Revenue	30%	26%	4pts	32%	21%	11pts

1.EBITDA is defined in the section Non-GAAP Financial Measures along with the details of the calculation. Income (loss) from operations comes directly from the financial statements and its calculation is set out above.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Revenue

Revenue for the three months ended September 30, 2010, which were derived entirely from stevia sales, was $21.0 million, an increase of 41% over $14.8 million in revenue for the same period last year due a substantial increase in sales in China compared to prior periods where the majority of sales were made in the US.

Revenue for the nine months ended September 30, 2010 was $39.6 million compared to $28.6 million for the same period in the previous year – an increase of $11.0 million or 38%.

As at September 30, 2010, 100% of the Company’s sales are in foreign currencies and translated into Canadian dollars for financial reporting purposes. Approximately 63% of sales for the nine month period are in US dollars and 37% are in RMB.

Cost of Sales

Cost of sales for the three months ended September 30, 2010 were $14.0 million compared to $10.7 million in cost of sales of the same period last year. This increase of 30% is due to the increase in revenues. The decrease in production cost per unit in the third quarter of 2010 compared to the third quarter of 2009 was driven by higher usage of GLG’s proprietary leaf in its production system in the third quarter 2010 compared to the third quarter 2009 which drove down cost per unit.

Cost of sales for the nine months ended September 30, 2010 were $25.7 million, an increase of 20% over $21.5 million in cost of sales for the same period last year. However, as a percentage of revenues cost of sales were 65% for the nine months ended September 30, 2010 compared to 75% for the comparative period in 2009. The decrease in cost of sales as a percentage of revenues was driven by cost efficiencies from higher use of proprietary leaf as well as higher manufacturing efficiencies in 2010 compared to 2009 which included a period of higher operating costs due to the start-up of two new leaf processing facilities.

The key factors that impact stevia cost of sales and gross profit percentages in each period include:

a.

The price paid for stevia leaf and the stevia leaf quality, which is impacted by crop quality for a particular year/period and the price per kilogram for which the extract is sold. These are the most important factors that will impact the gross profit of GLG’s stevia business;

b.	salaries and wages of manufacturing labour;

c.

The sale of by-products (also known as co-products) or further processing of by-products into high value added finished goods. There was a significant sale of finished goods from these by-products in the three months ended September 30, 2010. Sales of by-products have historically increased the overall gross profit of the stevia business. With the addition of increased finished goods production facilities at Runhao, GLG expects continued processing of these by-products into additional finished products such as high purity RA and STV extracts as well as other finished products;

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

d.	Other factors which also impact stevia cost of sales to a lesser degree include:

  water and power consumption;

  manufacturing overhead used in the production of stevia extract, including supplies, power and water;

  net VAT paid on export sales;

  exchange rate changes.

  depreciation and capacity utilization of the stevia extract processing plants;

  depreciation of intangible assets related to intellectual property.

GLG’s stevia business is affected by seasonality. The harvest of the stevia leaves typically occurs starting at the end of the July and continues through the fall of each year. GLG’s operations in China are also impacted by Chinese New Year celebrations during the month of January or February each year, during which many businesses close down operations for approximately two weeks. GLG’s production year runs October 1 through September 30 each year.

Gross Profit

Gross profit for the three months period ended September 30, 2010 was $7.0 million, an increase of 71% over $4.1 million in gross profit for the comparable period in 2009. The absolute increase in gross profit can be attributed to the reduced production costs of stevia extract as detailed in the cost of sales section. The gross profit margin for the three months period ended September 30, 2010 was 33% compared to 28% for the three months ended September 30, 2009, an improvement that continues to validate the cost reduction strategy the Company began implementing in 2007. The Company’s use of its own proprietary stevia leaf to meet 100% of production requirements is central to this strategy. Based on the current results of the stevia leaf harvest in 2010, the Company expects to realize this goal.

Gross profit for the nine months ended September 30, 2010 was $13.9 million, an increase of 94% compared to gross profit of $7.2 million for the same period in the previous year. Gross profit margin for these periods was 35% and 25% respectively and this increase was driven by the higher use of GLG proprietary leaf in 2010 compared with 2009 as well as lower manufacturing processing costs in 2010 compared to the same period in 2009.

General and Administration Expenses

In thousands Canadian $	Three Months Ended		Change	Nine Months Ended		Change
	September 30,			September 30,
	2010	2009		2010	2009
General and Administration Expenses	$4,267	$2,935	45%	$10,888	$8,171	33%
% of Revenue	20%	20%	0pts	27%	29%	(2) pts

General and administration (“G&A”) expenses include sales, general and administration costs (“SG&A”), stock -based compensation and depreciation and amortization expenses on G&A fixed assets. A breakdown of G&A expenses into these three components is presented below:

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

In thousands Canadian $	Three Months Ended		Change	Nine Months Ended		Change
	September 30,			September 30,
	2010	2009		2010	2009
SG&A	$2,994	$1,742	72%	$7,556	$5,429	39%
Stock-Based Compensation	$867	$749	16%	$2,340	$1,725	36%
G&A Amortization and Depreciation	$406	$444	(9)%	$992	$1,017	(3)%
Total G&A Expenses	$4,267	$2,935	45%	$10,888	$8,171	33%
% of Revenue	20%	20%	0pts	27%	29%	(2) pts

SG&A expenses for the three months ended September 30, 2010 were $4.3 million which is an increase of $1.3 million or 45% over the same period for 2009. The key expense categories that increased were:

- Professional fees rose due to increased cost of compliance with securities and corporate governance regulations (including the Sarbanes-Oxley Act of 2002) since November 2009, when the Company was listed on NASDAQ. This increase represents approximately 47% of the total $1.3 million increase of SG&A.

- Salaries increase represents approximately 17% of the $1.3 million increase in SG&A and was due to additional sales and marketing staffing expenditures in both North America and China as well as an increase in administrative salaries in China.

- Sales and marketing expenses accounted for approximately 27% of the $1.3 million increase as the Company continues to build the market for its stevia extracts.

SG&A expenses for the nine months ended September 30, 2010 were $10.9 million compared to $8.2 million for the same period of 2009, a 33% increase which can be attributed to the same items as noted above.

Stock-based compensation was $0.9 million for the third quarter of 2010 compared with $0.7 million in the same quarter of 2009. The number of common shares available for issue under the stock compensation plan is 10% of the issued and outstanding common shares. During the quarter, compensation from vesting stock based compensation awards was recognized, due to previously granted options and restricted shares.

Stock-based compensation was $2.3 million for the nine months ended September 30, 2010 compared to $1.7 million for the same period of the previous year. The increase is primarily related to the recognition of stock-based compensation related to the vesting of stock-options and restricted shares granted in June 2010.

G&A related depreciation and amortization expenses for the three months ended September 30, 2010 was $0.4 million and is consistent with the G&A related depreciation and amortization expenses of $0.4 million for the comparable period in 2009. For the nine month period ended September 30, 2010 there was a decrease of 3% as compared to the same period of the previous year. This is due to the re-classification of amortization of patents to cost of sales from G&A. This re-classification was offset by the increase in amortization of G&A related assets in China at GLG’s Runhai, Runhao and Runyang subsidiaries which came into operation during the second quarter of 2010.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Other Expenses

In thousands Canadian $	Three Months Ended		Change	Nine Months Ended		Change
	September 30,			September 30,
	2010	2009		2010	2009
Other (Expenses) Income	$(1,066)	$1,059	(201)%	$(2,907)	$1,314	(321)%
% of Revenue	(5)%	7%	(12) pts	(7)%	5%	(12) pts

Other expenses for the three months ended September 30, 2010 was $1.1 million, a 201% increase in other expenses as compared to other income of $1.1 million for the same period in 2009. There were two items that primarily contributed to the change for the three months ended September 30, 2010:

(1) Interest expenses of $0.9 million which was consistent with interest expenses of $0.9 million in 2009. Interest expenses for the three months period ended September 30, 2010 and 2009 were mainly related to the Company’s bank loans in China, and

(2) Foreign exchange loss of $0.3 million on US dollars-denominated monetary assets and liabilities compared to a foreign exchange gain of $1.9 million for the three months ended September 30, 2010.

Other expenses increased $4.2 million or 321% for the nine months ended September 30, 2010 compared to the same period of 2009 – from other income of $1.3 million in 2009 to other expense of $2.9 million in 2010. This increase in other expenses was driven by:

(1) Interest expense increased by $1.0 million to $3.0 million for the nine months ended September 30, 2010 from $2.0 million for the same period of the previous year. The main reason for the higher interest expense in 2010 is the increased amount of debt for the nine months ended September 30, 2010 compared to the same period in 2009. Additionally, in the comparative period in 2009, interest expense of $0.6 million on the advance from a customer for product was capitalized to inventory.

(2) Foreign exchange loss was $0.2 million compared to a foreign exchange gain of $3.2 million for the nine months ended September 30, 2009.

Foreign Exchange Gains (Losses)

GLG reports in Canadian dollars but earns revenues in US dollars and Chinese Yuan (“RMB”) and incurs most of its expenses in Chinese Yuan. Impacts of the appreciation of the Chinese Yuan against the Canadian dollar are shown separately in Accumulated Other Comprehensive income (“AOCI”) on the Balance Sheet. As of September 30, 2010, the exchange rate for RMB per Canadian dollar was 6.4977 compared to the exchange rate of 6.5232 as of December 31, 2009 reflecting an appreciation of the RMB against the Canadian dollar. The balance of the AOCI was $7.3 million on September 30, 2010 compared to balance of $6.4 million as at December 31, 2009.

The exchange rate fluctuations of the US dollar and the Canadian dollar had a significant impact on foreign exchanges gains reflected on the three month income statement in 2010. The table below shows the change in the Canadian dollar relative to the US dollar from December 31, 2007 to September 30, 2010. The depreciation of the US dollar relative to the Canadian dollar had a slight impact on the third quarter results as approximately 60%-65% of GLG’s revenues were based on US dollar contracts (see Outlook section for additional discussion), whereas almost all of the expenses are incurred in Chinese Yuan. As the Chinese Yuan has begun to appreciate against the US dollar, there was an impact on net profit, however it was not material.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

The following table presents the exchange rate movement for the Canadian dollar relative to the US dollar and RMB as shown below.

Exchange rates – Noon	2007	2008	2009	2010	2010	2010
(as compared to the	Dec 31	Dec 31	Dec 31	Mar 31	Jun 30	Sep 30
Canadian Dollar)
US Dollars	1.0120	0.8166	0.9515	0.9844	0.9429	0.9711
Chinese Yuan	7.3910	5.5710	6.5232	6.7204	6.3939	6.4977

The following table presents the exchange rate movement for RMB relative to the US dollar as shown below. The US dollar was essentially flat against the RMB from December 31, 2008 to March 31, 2010. In Q2 and Q3 2010 the RMB has began to appreciate against the US dollar.

Exchange rates	2007	2008	2009	2010	2010	2010
	Dec 31	Dec 31	Dec 31	Mar 31	Jun 30	Sept 30
Chinese Yuan	7.3141	6.8223	6.8270	6.8259	6.7813	6.6914

Income Tax Expense

In thousands Canadian $	Three Months Ended		Change	Nine Months Ended		Change
	September 30,			September 30,
	2010	2009		2010	2009
Income Tax (Expense) Recovery	$165	$(862)	(119)%	$121	$(151)	(180)%
% of Revenue	1%	(6)%	7pts	0%	(1)%	1pts

During the quarter ended September 30, 2010 the Company recorded income tax recovery of $0.2 million – an increase of $1.0 million compared to the third quarter of 2009. The tax recovery was $0.1 million for the nine months ended September 30, 2010 compared to $0.2 million income tax expense for the comparative period in 2009.

The increase in the income tax recovery was mainly driven by the increase of the non capital losses taxes in 2010 generated by one of the Company’s Chinese subsidiaries.

Net Income

In thousands Canadian $	Three Months Ended		Change	Nine Months Ended		Change
	September 30,			September 30,
	2010	2009		2010	2009
Net Income (Loss)	$1,826	$1,399	31%	$250	$270	(7)%
% of Revenue	9%	9%	(0)pt	1%	1%	(0)pt

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

The net income increased by $0.4 million to $1.8 million for the three months period ended September 30, 2010 in comparison to the net income of $1.4 million for the same period of 2009. This $0.4 million increase in income was driven by: (1) an increase in gross profit of $2.9 million, (2) a decrease in income tax expense of $1.0 million which were offset by (3) an increase of $1.3 million in general and administrative costs and (4) a decrease of $2.2 million from foreign exchange gain.

Net income for the nine months ended September 30, 2010 was $0.3 million, which is consistent with the prior period. The difference in the composition of the net income was as follows: 1) a net increase of $0.8 million for interest expense and interest income for the nine month period ended September 30, 2010 compared to the same period in 2009 (2) a decrease in foreign exchange gain of $3.4 million (3) an increase of $2.7 million for general and administrative expenses compared to September 30, 2009 (4) a decrease in non controlling interest of $0.2 million which were offset by (5) an increase in gross profit $6.8 million and (6) a decrease in income tax expense by $0.3 million.

Comprehensive Income

In thousands Canadian $	Three Months Ended		Change	Nine Months Ended		Change
	September 30,			September 30,
	2010	2009		2010	2009
Net (Loss) Income	$1,826	$1,399	31%	$250	$270	(7)%
Other Comprehensive Income (Loss)	$(1,462)	$(7,379)	(80)%	$915	$(12,480)	(107)%
Total Comprehensive Income (Loss)	$364	$(5,980)	(106)%	$1,165	$(12,210)	(110)%

The Company recorded total comprehensive income of $0.4 million for the third quarter of 2010, comprising $1.8 million of net income and $1.5 million of other comprehensive loss. The Company recorded a total comprehensive loss of $6.0 million for the three months ended September 30, 2009, comprised of $1.4 million in net income and $7.4 million in other comprehensive loss.

The Company’s other comprehensive income (loss) is solely made up of the currency translation adjustments recorded on the revaluation of the Company’s investments in self-sustaining Chinese subsidiaries. The other comprehensive income in Q3 2010 increased significantly compared to the other comprehensive loss of $7.4 million in Q3 2009 due to the depreciation of the Canadian dollar against the RMB during the third quarter.

The other comprehensive income (loss) is held in accumulated other comprehensive income until it is realized (i.e. the subsidiaries are sold), at which time it is included in net income (loss).

NON-GAAP Financial Measures

Earnings before Interest Taxes and Depreciation (“EBITDA”) and EBITDA Margin

EBITDA for the quarter ended September 30, 2010 was $6.4 million, compared to $3.9 million in EBITDA for the same period in 2009 and $12.7 million for the nine months ended September 30, 2010 compared to $6.0 million for the same period of 2009. The main driver for the increase in EBITDA for the three and nine months ended September 30, 2010 compared to the corresponding periods of 2009 was higher stevia revenue and gross profit in 2010 as compared to 2009 (see Gross Profit explanation above for additional information).

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

The following table provides reconciliation to Canadian GAAP net income.

In thousands Canadian $	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2010	2009	2010	2009

Income (loss) before Income Taxes and Non-Controlling Interests	$1,661	$2,219	$113	$299
Add:
Non-Controlling Interest	$0	$42	$17	$122
Depreciation and Amortization	$2,698	$1,549	$7,159	$4,213
Net Interest Expense	$898	$1,260	$2,863	$2,811
Foreign Exchange Loss (Gain)	$261	$(1,903)	$179	$(3,219)
Non-Cash Stock-Based Compensation	$867	$750	$2,340	$1,725

EBITDA	$6,385	$3,917	$12,671	$5,951
EBITDA as a % of Revenue	30%	26%	32%	21%

Summary of Quarterly Results

The selected consolidated information below has been gathered from GLG’s quarterly consolidated financial statements for the previous eight quarterly periods:

In thousands Canadian Dollars, except per share amounts

	2010	2010	2010	2009	2009	2009	2009	2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	$20,951	$10,468	$8,209	$13,264	$14,814	$10,805	$3,001	$4,657
Gross Profit	$6,994	$3,627	$3,288	$4,705	$4,095	$1,642	$1,419	$939
Gross Profit %	33%	35%	40%	35%	28%	15%	47%	20%
Net Income (Loss)	$1,826	$(228)	$(1,347)	$488	$1,399	$371	$(1,500)	$(7,115)
Basic Income Loss) Per Share (1)	$0.07	$(0.01)	$(0.05)	$0.02	$0.07	$0.02	$(0.08)	$(0.40)
Diluted Income (Loss) Per Share (1)	$0.07	$(0.01)	$(0.05)	$0.02	$0.06	$0.02	$(0.08)	$(0.40)
EBITDA	$6,385	$2,779	$3,507	$4,586	$3,917	$1,677	$270	$(77)

1.	Restated for the periods Q1 2008 through Q3 2009 to reflect the 4:1 share consolidation that took place on November 5, 2009.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Note: The Company operates in one reportable operating segment, being the manufacturing and selling of a refined form of stevia and has operations in Canada and China.

Quarterly Net Income (Loss)

The net income increased by $0.4 million to $1.8 million for the three months period ended September 30, 2010 in comparison to the net income of $1.4 million for the same period of 2009. This $0.4 million increase in income was driven by: (1) an increase in gross profit of $2.9 million, (2) a decrease in income tax expense of $1.0 million which were offset by, (3) an increase of $1.3 million in general and administrative costs, and (4) a decrease of $2.2 million from foreign exchange gain.

The net loss was $0.2 million for the second quarter of 2010, which was an increase of $0.6 million in comparison to the net income of $0.4 million for the same period of 2009. This $0.6 million increase in loss was driven by: (1) a decrease in foreign exchange gain by $1.7 million, (2) an increase in general and administrative expenses by $1.2 million, and (3) an increase in interest expense by $0.1 million, which was partly offset by (4) an increase in gross profit in the second quarter 2010 ($2.0 million) and (5) an increase in income tax recovery ($0.4 million) compared to the second quarter of 2009.

The net loss was $1.3 million for the first quarter of 2010 which was a decrease of $0.2 million as compared with a loss of $1.5 million for the same period in 2009. The decrease in loss was driven by: (1) an increase in gross profit in the first quarter 2010 ($2.2 million) compared to the first quarter of 2009, which was partly offset by (2) higher provision for income taxes in the first quarter 2010 (an increase of $1.1 million), (3) an increase in general and administrative expenses ($0.4 million) and (4) an increase in other expenses ($0.4 million).

The net income was $0.5 million for the fourth quarter of 2009 compared with a loss of $7.1 million for the comparable period in 2008. This $7.6 million improvement was driven mainly by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($4.0 million), (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($2.3 million improvement) and (3) a reduction in one time provisions ($3.1 million) which were offset by an increase in G&A expenses ($0.2 million) a net interest expenses increase ($0.4 million) and a net reduction in income tax recoveries ($1.0 million).

Net income for the third quarter 2009 was $1.4 million, versus a loss of $1.0 million in the third quarter of 2008. This $2.4 million improvement was driven by (1) higher gross profit margin from increased production at GLG’s new facilities in Mingguang and Dongtai ($3.3 million) and (2) foreign exchange gains driven by an appreciation of the Canadian dollar relative to US dollar in the fourth quarter ($1.9 million) which were offset by an increase in G&A expenses ($1.2 million), a net interest expenses increase ($0.7 million) and a net increase in income taxes ($0.8 million).

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Net income for the second quarter 2009 was $0.4 million, versus a loss of $1.6 million in the second quarter of 2008 or a $2.0 million decrease in loss. The decreased loss was driven by an improvement in gross profit margin in the second quarter of 2009 by $1.3 million, and an increase in other income of $1.8 million, which was offset by an increase in SG&A of $1.2 million.

Net loss for the first quarter 2009 was $1.5 million, compared to a loss of $7.1 million in the fourth quarter of 2008 or a $5.6 million decrease in loss. The decreased loss was attributable to an improvement in gross profit margin in the first quarter of 2009 by $0.5 million, a decrease in stock based compensation expenses of $0.7 million, decreased foreign exchange losses of $2.1 million, and a decrease in provisions on loans of $3.1 million, and were offset by a decrease in income tax recoveries of $0.7 million.

The net losses for the second through fourth quarters in 2008 were driven by the Company’s strategy to expand the scale of its stevia business in 2008 to meet increased customer demand and industry growth. The Company invested in new facilities and expanded its staff during 2008 which contributed to the majority of the losses for the quarters.

Quarterly Basic and Diluted Earnings (Loss) per Share

The basic income and diluted income per share was $0.07 for the third quarter of 2010 compared with a basic net income per share of $0.07 and a diluted net income per share of $0.06 for the same period in 2009. The increase in earnings per share was driven by: (1) an increase in gross profit of $2.9 million, (2) a decrease in income tax expense of $1.0 million which were offset by, (3) an increase of $1.3 million in general and administrative costs, and (4) a decrease of $2.2 million from foreign exchange gain.

The basic loss and diluted loss per share was $(0.01) for the second quarter of 2010 compared with a basic and diluted net income per share of $0.02 for the same period in 2009. The increase in loss per share for the second quarter 2010 was driven by: (1) an increase in general and administrative expenses and (2) a decrease in foreign exchange gain, which was partially offset by (3) an increase in gross profit in the second quarter 2010 and an increase in income tax recovery compared to the second quarter of 2009.

The basic loss and diluted loss per share was $(0.05) for the first quarter of 2010 compared with a loss per share of $(0.08) for the comparable period in 2009. The decrease in loss per share for the first quarter 2010 compared to the first quarter of 2009 was driven by: (1) an increase in gross profit in the first quarter 2010 compared to the first quarter of 2009, which was offset by (2) higher provision for income taxes in the first quarter 2010, (3) an increase in general and administrative expenses and (4) an increase in other expenses.

The basic earnings per share were $0.02 for the fourth quarter 2009 compared with $0.07 for the basic earnings per share for the third quarter of 2009. The decline in earnings per share for the fourth quarter compared to the third quarter of 2009 can be attributed to: (1) increased number of shares in the fourth quarter due to the NASDAQ public offering of 3.2 million common shares completed in November 2009 ($0.01 per share impact on Q4 EPS result), and (2) a decrease in the fourth quarter net income compared to the third quarter of $0.9 million ($0.04 per share decline in Q4 EPS).

The decrease of $0.9 million in the fourth quarter net income compared to the third quarter can be accounted for as follow: (1) a decrease in foreign exchange gains ($2.5 million reduction) relative to the third quarter; and (2) an increase in SG&A expense of $0.6 million in the fourth quarter relative to the third quarter, which was partially offset by (1) higher gross profit in the fourth quarter ($0.8 million improvement) relative to the third quarter; (2) a higher income tax recovery recognized in the fourth quarter ($1.2 million improvement) relative to the third quarter; and (3) a decrease in interest expense of $0.2 million.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

The basic earnings per share were $0.07 and diluted earnings per share were $0.06 for the third quarter 2009 compared with $0.02 for the basic and diluted earnings per share for the second quarter of 2009. The improvement in earnings per share for the third quarter compared to the second quarter of 2009 can be attributed to high gross profit which was driven by higher revenues and higher other income generated in the fourth quarter relative to the second quarter.

The basic earnings and diluted earnings per share were $0.02 for the second quarter 2009 compared with basic and diluted loss of $0.08 per shares for the first quarter of 2009. The improvement in earnings per share for the second quarter compared to the first quarter of 2009 can be attributed to higher gross profit which was driven by higher revenues and higher other income generated in the second quarter relative to the second quarter.

The basic loss per share and diluted loss per share were $0.08 for the first quarter 2009 compared with $0.40 for the fourth quarter of 2008. The fourth quarter loss per share was driven by increased stock based compensation, unrealized foreign currency losses and a provision on amounts owed to the Company by YHT.

Capital Expenditures

In thousands Canadian $	Three Months Ended		Change	Nine Months Ended		Change
	September 30,			September 30,
	2010	2009		2010	2009
Capital Expenditures	$1,463	$10,252	(86)%	$4,820	$24,222	(80)%

GLG’s capital expenditures of $1.5 million for the third quarter of 2010 reflected a decrease of 86% in comparison to $10.3 million in the third quarter of 2009. The third quarter capital expenditures were incurred for the construction of a waste water treatment facility upgrade at two of the Company’s primary processing plants, machinery, and building purchases.

Capital expenditures decreased 80% on a year-over-year basis. During the first nine months of 2009, the capital expenditures were driven by the completion of the leaf processing facilities by the Runhai (Mingguang) and Runyang (Dongtai) subsidiaries and the set-up and construction of the Company’s new rebiana facility that started operations in December 2009. Capital expenditures during the first nine months of 2010 were incurred for the purchase of testing and production equipment ($2.4 million), building improvements ($0.5 million) and construction of waste water treatment facility upgrades at two of the Company’s primary processing plants ($1.9 million).

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Liquidity and Capital Resources

In thousands Canadian Dollars	September 30, 2010	December 31, 2009
Cash and Cash Equivalents	$26,537	$16,018
Working Capital	$5,506	$6,381
Total Assets	$291,474	$229,586
Total Liabilities	$139,847	$84,743
Loans Payable (< 1year)	$100,550	$44,561
Loans Payable (> 1 year)	$4,085	$13,797
Total Equity	$151,621	$144,819

Cash Flows: Three Months Ended September 30, 2010 and 2009

Cash generated by operating activities before changes in non-cash working capital was $5.1 million in the third quarter of 2010 compared to $2.4 million in the third quarter of 2009. This increase in cash generated by operating activities can be attributed to the significant increase in gross margin of stevia extract shipments in Q3 2010 over the comparable period in 2009.

Non-cash working capital items used $27.8 million of cash in the third quarter of 2010 relative to $6.9 million non-cash working capital used in the 2009 comparable period.

This $20.9 million increase in cash used for non-cash working capital items in cash flow is mainly driven by the following:

1)

$11.9 million of the increase is the difference between the $12.4 million increase in accounts receivable in Q3 2010 compared to $0.5 million increase in the comparative period. The significant increase is due to sales of Stevia in the period.

2)

$8.2 million of the increase of cash used for working capital items was due to the increase in prepaid expenses related to prepayments for stevia leaf purchases. The amount of stevia leaf prepayments at September 30, 2010 was $22.4 million compared to $5.1 million at September 30, 2009. This large increase is due to increasing demand for stevia leaf, as well as timing differences. The Company had two additional leaf processing facilities in operation during Q3 2010 compared to Q3 2009. The increased processing capacity allowed the Company to meet larger volume of customer orders in this period and future periods.

In 2009, the Stevia harvest began later and additions of leaf were added to inventory until as late as April and May of 2010. For fiscal 2010, the annual leaf harvest began in August 2010 and has continued into the last quarter of 2010, which is in line with the Company’s expectations. This was slightly offset by the change in prepayment for construction and equipment at September 30, 2010 compared to September 30, 2009, which was a decrease in Q3 2010 compared to an increase in Q3 2009.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

3)	$2.6 million increase in non-cash working capital is due to the cash used for the purchase of raw materials inventory. This increase is due to the same factors as discussed in the prepayments above.

4)	$0.1 million increase in non-cash working capital is due to the cash used to pay off taxes payable in Q3 2010 compared to Q3 2009. Two of the Chinese subsidiaries are now in a taxable position and have paid taxes in the year compared to Q3 2009, when taxes were neither payable nor paid.

5)	$0.2 million increase in non-cash working capital is due to the cash used to pay off interest payable. All these were partially offset by

6)	$0.7 million decrease in cash used by deferred revenue in Q3 2009 compared to Q3 2010. No deferred revenue was recognized in Q3 2010 and Q2 2010.

7)	$1.1 million decrease in cash used by taxes recoverable in Q3 2010 compared to the same period of 2009. This decrease was driven by the lower asset construction in 2010 compared to 2009, which decreased the generation of refundable value added tax accounts in China.

8)	$0.3 million decrease in accounts payable to $3.1 million for the three months ended September 30, 2010 compared to $2.8 million for the same period in 2009. The change was driven by the timing of payments.

Cash used by investing activities was $2.6 million during the third quarter of 2010, compared to $8.2 million in the same period in 2009. The expenditures in 2010 were primarily for 1) the purchase of testing and other equipment, and the construction of waste water treatment facilities, and 2) payments related to GLG’s new rebiana facility in Qingdao and purchases of property, plant and equipment for the new Runhao rebiana facility that was completed during the fourth quarter of 2009.

Cash generated by financing activities was $32.7 million in the third quarter of 2010 compared to $4.4 million in the same period in 2009. The increase of $28.3 million can be accounted for as follows: 1) an increase of $23.2 million in cash provided by short term bank loans in China to $41.2 million, an increase of $12.9 million provided by the net change in cash from advance from a customer and repayment of advance from a customer, which was partially offset by 2) a net decrease in cash provided by loans to a related party of $7.8 million.

Cash Flows: Nine Months Ended September 30, 2010 and 2009

Cash generated by operating activities before changes in non-cash working capital was $9.0 million for the nine months ended September 30, 2010 compared to $2.7 million for the same period of 2009. This increase in cash generated by operating activities can be attributed to the significant increase in gross margin of stevia extract shipments in 2010 over the comparable period in 2009.

Non-cash working capital items used $32.9 million of cash for the three months ended September 30, 2010 compared to $5.4 million non-cash working capital used in the 2009 comparable period.

This $27.5 million decrease in non-cash working capital is primarily driven by:

1)

$13.4 million of the increase is the difference between the $12.1 million increase in accounts receivable in Q3 2010 compared to $1.3 million decrease in the comparative period. The significant increase is due to higher sales of stevia in the nine months ended September 30, 2010 compared to the same period in 2009.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

2)	$12.7 million of the increase of cash used for working capital items was mainly due to the increase in prepaid expenses related to prepayments for stevia leaf purchases. The amount of stevia leaf prepayments at September 30, 2010 was $22.4 million compared to $5.1 million at September 30, 2009. This large increase is due to increasing demand for stevia leaf, as well as timing differences. The Company had two additional leaf processing facilities in operation during the nine months ended September 30, 2010 compared to the comparative period in 2009. The increased processing capacity allowed the Company to meet larger volume of customer orders in this period and future periods. In 2009, the Stevia harvest began later and additions of leaf were added to inventory until as late as April and May of 2010. For fiscal 2010, the annual leaf harvest began in August 2010 and has continued into the last quarter of 2010, which is in line with the Company’s expectations. This was slightly offset by the change in prepayment for construction and equipment at September 30, 2010 compared to September 30, 2009, which was a decrease in 2010 compared to an increase in 2009.

3)	$11.9 million increase in non-cash working capital is due to the cash used for the purchase of raw materials inventory. The change in inventory was an increase of $10.0 million for the period ended September 30, 2010 compared to decrease of $2.0 million at September 30, 2009. This increase is due to the same factors as discussed in the prepayments above.

4)	$0.1 million increase in non-cash working capital is due to the cash used to pay off taxes payable in the nine month period ended September 30, 2010 compared to the same period in 2009. Two of the Chinese subsidiaries are now in a taxable position and have paid taxes in the year compared to 2009, when taxes were not payable or paid.

These increases were partially offset by

5)	$2.0 million decrease in cash used by deferred revenue in the nine month period ended September 30, 2010 compared to the same period in 2009. No deferred revenue was recognized in Q3 2010 and Q2 2010.

6)	$3.1 million decrease due to taxes recoverable in the nine month period ended September 30, 2010 compared to the same period of 2009. This decrease was driven by the lower asset construction in 2010 compared to 2009, which decreased the generation of refundable value added tax accounts in China.

7)	$4.1 million decrease in accounts payable for the nine months ended September 30, 2010 compared to the same period in 2009. The change was driven by the timing of payments.

8)	$1.4 million decrease in cash used for interest payable due to the timing of payments, rather than a decrease in interest for the period.

Cash used by investing activities was $12.9 million during the first nine months of 2010, compared to $22.2 million in the same period in 2009. These expenditures were primarily for 1) the purchase of testing and other equipment, and the construction of waste water treatment facilities, and 2) payments related to GLG’s Runhao facility in Qingdao and purchases of property, plant and equipment for the Runhao facility that was completed during the fourth quarter of 2009.

Cash generated by financing activities was $46.7 million in the first nine months of 2010 compared to $27.1 million in the same period in 2009. The increase of $19.6 million can be accounted for as follows: 1) a net increase in cash provided by short term loans in China by $10.1 million comparing the two periods, (2) a reduction in repayments of advances from a customer by a net $18.9 million, (3) a net decrease in cash provided from related parties of $10.4 million, and (4) a net increase in cash flow of $1.0 million generated by issuance of shares during the nine months ended September 30, 2010 compared to the same period in 2009.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Financial Resources

Cash and cash equivalents increased by $10.5 million during the first nine months of 2010. Working capital decreased by $0.9 million from the year-end 2009 position. The working capital decrease can be attributed to a net increase in short term loans for the first nine months of used to fund capital expenditures and for stevia leaf purchases for the next production year. See balance sheet discussion below for movement in specific accounts. The net increase in short term loans were $49.4 million, as $13.8 million was re-classified from long term loans to short term loans.

The Company’s working capital and working capital requirements fluctuate from quarter to quarter depending on, among other factors, the annual stevia harvest in China (third and fourth quarter each year), the production output along with the amount of sales conducted during the period. The value of raw material in inventory is the highest in the fourth quarter due to the fact that the Company purchases leaf during the third and fourth quarter for the entire production year which runs October through September each year. The Company’s principal working capital needs include accounts receivable, taxes receivable, inventory, prepaid expenses, and other current assets, and accounts payable and interest payable.

The Company’s capital expenditure estimate for 2010 is $7 to $10 million (see 2010 Outlook section for further details). The Company finance these investment needs with cash on hand, cash from operations and credit available from banks in China. The Company also believes that it has the ability to access additional debt or equity financing that would be required to finance the 2010 capital expenditures. However, if such debt facilities or equity financing is not available on terms that are acceptable to the Company, the Company may be required to curtail its intended initiatives and transactions, which may result in incurring certain costs associated therewith.

Balance Sheet

In comparison to December 31, 2009, the total assets increased by $61.9 million as at September 30, 2010, which was split by an increase in current assets of $64.6 million and a decrease in fixed and other long term assets of $2.7 million. The increase in the current assets was mainly driven by the following as well as a small increase in taxes recoverable of $0.4 million:

(1)	Increase in of $22.8 million in inventory. The key drivers for the net change were: (a) the $17.5 million increase in raw materials inventories to meet current and anticipated customer orders; (b) the increase in work in progress inventories of $2.6 million to meet 2010 customer order commitments; and (c) the $2.7 million increase in finished product inventories,

(2)	Increase in cash and cash equivalents of $10.5 million, due to increased sales and the increase of short term debt,

(3)	Increase in accounts receivable of $11.9 million, due to the increase of sales in fiscal 2010 compared to fiscal 2009,

(4)	Increase of $19.0 million in prepaid expenses mainly due to prepayment for stevia leaf as well as for construction of the new waste water facility at one of the Company’s subsidiaries. The amount of stevia leaf prepayments at September 30, 2010 was $22.4 million compared to $4.3 million at December 31, 2009. This large increase is due to increasing demand for stevia leaf, as well as timing differences. In 2009, the Stevia harvest began later and additions of leaf were added to inventory until as late as April and May of 2010. For fiscal 2010, the annual leaf harvest began in August 2010 and has continued into the last quarter of 2010, which is in line with the Company’s expectations.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

The decrease in the fixed and other long term assets of $2.7 million was due to depreciation, which was slightly offset by some additions to property, plant and equipment.

Current liabilities increased by $65.5 million as at September 30, 2010 in comparison to December 31, 2009, driven by a net increase in short term loans of approximately $63.2 million and an increase in accounts payable of approximately $9.5 million, which was partly offset by a decrease in a loan to related party of $7.2 million, which was restructured into a two-year loan and presented as a non-current liability on the balance sheet as at September 30, 2010.

At September 30, 2010 100% of the bank loans were classified as current, compared to December 31, 2009, where $37.3 million were classified as current and $14.0 million were classified as Non-current. As a result of a reclassification the long term related party loans increased by $4.1 million at September 30, 2010.

Future income tax liabilities decreased by $0.7 million compared to December 31, 2009 due to an increase of the non-capital loss carry forward related to Chinese subsidiaries.

Shareholders’ equity increased by $6.8 million due to issuance of new shares on stock options exercises with a total value of $1.3 million, issuance of shares on purchase of a production patent and technology valued at $2.0 million, stock-based compensation of $2.3 million recognized in the nine month period on restricted shares and stock options granted previously and in the current period, and an increase in accumulated other comprehensive income of $0.9 million and net income of $0.3 million. With respect to the increase in the other comprehensive income account, the depreciation of the Canadian Dollar versus the RMB resulted in the conversion of the balance sheets of self-sustaining foreign subsidiaries at higher rates.

China Lines of Credit and Short Term Loans

As at September 30, 2010, the Company had the following short term loans balances in China to finance its expansion and operations:

Loan amount in C$	Loan amount in RMB	Maturity Date	Interest rate per annum	Lender
461,700	3,000,000	October 28, 2010	5.31%	Agricultural Bank of China
4,617,000	30,000,000	October 29, 2010	5.31%	Agricultural Bank of China
9,234,000	60,000,000	January 11, 2011	5.31%	Construction Bank of China
3,078,000	20,000,000	March 18, 2011	5.31%	Construction Bank of China
4,617,000	30,000,000	March 23, 2011	5.31%	Construction Bank of China
3,078,000	20,000,000	May 24, 2011	5.31%	Agricultural Bank of China
9,234,000	60,000,000	June 17, 2011	5.31%	Agricultural Bank of China
4,617,000	30,000,000	June 22, 2011	5.40%	Agricultural Bank of China
4,617,000	30,000,000	June 28, 2011	5.84%	CITIC Bank
3,078,000	20,000,000	June 29, 2011	5.31%	Agricultural Bank of China
9,234,000	60,000,000	July 2, 2011	5.40%	Agricultural Bank of China
15,390,000	100,000,000	July 27, 2011	5.34%	Bank of Communication
2,616,300	17,000,000	July 28, 2011	5.31%	Agricultural Bank of China
3,078,000	20,000,000	August 6, 2011	5.84%	CITIC Bank
15,390,000	100,000,000	August 25, 2011	5.34%	Bank of Communication
3,078,000	20,000,000	August 30, 2011	5.31%	Agricultural Bank of China
3,078,000	20,000,000	September 14, 2011	5.84%	CITIC Bank
1,539,000	10,000,000	September 28, 2011	5.31%	Agricultural Bank of China
100,035,000	650,000,000

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Additionally, as at September 30, 2010, the Company also had a loan for $514,898 (US$500,000) for corporate working capital purposes, obtained in October 2009 from a private individual. The interest rate on this loan is 8% per annum and the maturity date of the loan is October 9, 2010. On October 9, 2010, the Company renewed the principal and accrued interested of the short term loan of $556,092 (US $540,000) for a one year term bearing interest at 8% per annum.

During the nine months period ended September 30, 2010, the Company obtained $3.9 million (RMB 25.0 million) non-interest bearing and non-secured borrowing from an acquaintance of the Chairman and CEO of the Company. The amount has been fully repaid in July, 2010.

On October 29, 2010, the Company borrowed $1,539,000 (RMB 10 million) for one year from the Agricultural Bank of China, which bears a floating interest rate as announced by the People’s Bank of China.

On October 29, 2010, the Company renewed $5,078,700 (RMB 33 million) for one year from the Agricultural Bank of China. This loan bears a floating interest rate of the base interest rate +200 basis points as announced by the People’s Republic of China.

The short term bank loans and long term bank loans are secured by two of the Company’s subsidiaries. Two pieces of land of two subsidiaries were also used as collateral for the above facilities.

Financial and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents and restricted cash, classified as “held-for-trading”, accounts receivable and certain other assets that are financial instruments, classified as “loans and receivables”, and short term loans, accounts payable, interest payable, advance from customer, due to related party, and non- current bank loan, classified as “other financial liabilities”. The Company currently does not have any hedge instruments.

As at September 30, 2010, the Company recorded cash and cash equivalents at fair value. Recorded amounts for accounts receivable, accounts payable and accrued liabilities, short term loans, interest payable, advances from customers, and due to related party approximate their fair values due to the short-term nature of these instruments.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Credit risk is the risk of loss associated with the counterparty’s inability to fulfill its payment obligations. The Company’s primary credit risk is on its cash and cash equivalents, restricted cash and accounts receivable.

The Company limits its exposure to credit risk by placing its cash and cash equivalents with various financial institutions. Given the current economic environment, the Company monitors the credit quality of the financial institutions it deals with on an ongoing basis.

The Company has a high concentration of credit risk as the accounts receivable was owed by fewer than ten customers. However, the Company believes that it does not require collateral to support the carrying value of these financial instruments. The carrying amount of financial assets represents the maximum credit exposure. The Company reviews financial assets, including past due accounts, on an ongoing basis with the objective of identifying potential events or circumstances which could delay or prevent the collection of funds on a timely basis. Based on default rates on customers with receivable balances at June 30, 2010, the Company believes that there are minimal requirements for an allowance for doubtful accounts against its accounts receivable.

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of a change in foreign exchange rates. The Company conducts its business primarily in US dollars, RMB, Canadian dollars and Hong Kong dollars. The Company is exposed to currency risk as the functional currency of its subsidiaries is other than Canadian dollars.

The majority of the Company’s assets are held in subsidiaries whose functional currency is the RMB. The RMB is not a freely convertible currency. Many foreign currency exchange transactions involving RMB, including foreign exchange transactions under the Company’s capital account, are subject to foreign exchange controls and require the approval of the PRC State Administration of Foreign Exchange. Developments relating to the PRC’s economy and actions taken by the PRC government could cause future foreign exchange rates to vary significantly from current or historical rates. The Company cannot predict nor give any assurance of its future stability. Future fluctuations in exchange rates may adversely affect the value, translated or converted into Canadian dollars of the Company’s net assets and net profits. The Company cannot give any assurance that any future movements in the exchange rates of RMB against the Canadian dollar and other foreign currencies will not adversely affect its results of operations, financial condition and cash flows. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

All of the Company’s operations in China are considered self-sustaining operations. The assets and liabilities of the self-sustaining operations are translated at exchange rates prevailing at the balance sheet date.

As of September 30, 2010, assuming that all other variables remain constant, a change of 1% in the Canadian dollar against the RMB would have an effect on other comprehensive income of approximately $1,204,542 (2009 – $1,188,360).

The Company’s US operations, which are integrated operations, and Canadian operations are primarily exposed to exchange rate changes between the US dollar and the Canadian dollar. The Company’s primary US dollar exposure in Canada relates to the revaluation into Canadian dollars of its US dollar denominated working capital.

As of September 30, 2010, assuming that all other variables remain constant, an increase of 1% in the Canadian dollar against US dollar would have an effect on net income of approximately $7,676 (2009 – $26,287).

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. It is the Company’s intention to meet these obligations through the collection of accounts receivable, receipts from future sales, current cash and cash equivalents, short term investments, available lines of credit in China and possible issuance of new equity or debt instruments.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

The Company is dependent on obtaining regular financings in order to continue its expansion programs and repay amounts due under current short term loans. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings on terms acceptable to the Company.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, restricted cash, short term bank loans, and due to related party at September 30, 2010. The interest rates on these financial instruments fluctuate based on the bank prime rate. As at September 30, 2010, with other variables unchanged, a 100-basis point change in the bank prime rate would have a net effect of approximately $774,649 (2009 – $280,407) on net income (loss).

Contractual Obligations

(a)

The Company has two 5-year operating leases with respect to land and production equipment at the Qingdao factory in China. The leases expire in 2011, and the annual minimum lease payments are approximately $153,900 (RMB1,000,000).

(b)

The Company entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for its seed base operation. Rent of approximately $121,581 (RMB790,000) is paid every 10 years.

A summary of the Company’s contractual obligations with defined payment dates is presented below.

In thousands of Canadian Dollars	2010	2011	Thereafter,	Total
Operating Leases	$154	$154	$243	$551
Total	$154	$154	$243	$551

Capital Structure

Outstanding Share Data as at November 12, 2010:

Shares
Common Shares Issued November 12, 2010	27,357,392
Reserved For Issuance
Stock Options	250,040
Reserved for issuance – other	62,500
Total Reserved for Issuance	312,540
Fully Diluted Shares	27,669,932

Subsequent to September 30, 2010, 11,750 stock-options were cancelled.

These transactions are reflected in the outstanding shares and fully diluted shares information above.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements.

Transactions with Related Parties

In addition to the transactions disclosed elsewhere in these interim consolidated financial statements, the Company has agreements with Grand Leaf Group Ltd. (“Grand Leaf”), PALCO International Inc. (“PALCO”), GLG International Development Company (“GLG International”), AAFAB Corporation (“AAFAB”) and BISM Ltd. (“BISM”) for executive and management consulting services provided by senior officials and directors of the Company.

a)

During the nine months ended September 30, 2010, the Company paid or accrued consulting fees totaling $231,188 (September 30, 2009 - $264,450) in respect to Grand Leaf’s management agreement. As at September 30, 2010, there was $231,705 (December 31, 2009 - $343,794) payable to Grand Leaf.

b)

During the nine months ended September 30, 2010, the Company paid or accrued consulting fees of $127,153 (September 30, 2009 – $167,563) and $46,535 (September 30, 2009 – $52,418) to PALCO and AAFAB respectively. As at September 30, 2010, there was $127,438 (December 31, 2009 - $4,702) payable to PALCO and $nil (December 31, 2009 – $nil) payable to AAFAB.

c)

During the nine months ended September 30, 2010, the Company paid or accrued consulting fees totaling $50,448 (September 30, 2009 – $43,924) to BISM. As at September 30, 2010, there was $nil (December 31, 2009 – $19,545) payable to BISM.

d)

During the nine months ended September 30, 2010, the Company paid or accrued management fees totaling $300,000 (September 30, 2009 - $272,601) to GLG International. As at September 30, 2010, there was $300,000 (December 31, 2009 - $361,883) payable to GLG International.

The Lender, the Company’s Chairman and Chief Executive Officer, agreed to consolidate all outstanding loans and accrued interest with a new loan with effect from June 1, 2010. During the nine months ended September 30, 2010, the Company repaid $3,398,340 (US$3,300,000) of the loan principal balance due to a related party. The outstanding loan balance as at September 30, 2010 is as follows:

Loan amount in C$	Loan amount in US$	Maturity Date	Interest rate per annum
4,085,067	3,966,855	June 1, 2012	HSBC Bank Canada US Dollar prime rate + 3%

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

2010 Outlook

Market and Operations 2010 Outlook

Our key operational objectives and progress to date for 2010 are:

1.	Generate sales growth from our direct sales force in key international markets;

Q3 Progress: We believe that this objective has been achieved. Our sales team has been successful in signing key distribution agreements in the US, Europe, Mexico, Central America, South America, Australia, New Zealand, India and the Middle East to date. We have realized material sales from these distribution agreements and anticipate realizing material sales growth beyond 2010 given the multi-year term of these agreements.

2.	Commence operation of new Runhao facilities to increase production capacity and revenues;

Q3 Progress: This objective has been achieved. The Runhao facility was put into production early in 2010 and has been a key factor in the increase of our finished goods capacity, which has grown to 1,000 metric tons RA 97 capacity or 1,500 metric tons of BlendSureTM capacity and the supply of product in 2010.

3.	Harvest enough proprietary leaf in 2010 harvest to satisfy 100% of our production requirements with our proprietary leaf;

Q3 Progress: This objective has been achieved.

4.	Organize stevia growers in partnership with local governments in China to meet expected 2010 stevia demand;

Q3 Progress: This objective has been achieved. Our provision of our proprietary seeds to Chinese farmers, rather than stevia seedlings, is very attractive to farmers as our proprietary seeds are approximately one tenth the cost of stevia seedlings. We believe that the introduction of the H2 & H3 seed varieties will provide farmers with greater advantages as the farmers will also see an increase in yield per acre.

5.	Continue to develop additional leaf growing areas;

Q3 Progress: This objective has been achieved. We now have 12 stevia growing areas in China, which has increased from 10 as of December 31, 2010. We have also commenced agriculture development in India in 2010 through its agreement with Global Agrisystems.

6.	Continue R&D program for high RA yielding seeds and seedlings, process innovation and product use formulations.

Q3 Progress: This objective has been achieved. We announced the progress we made on our proprietary H2 and H3 seed strains which increase both the Rebaudioside A content as well as the plant mass. We anticipate that these R&D advances will continue to reduce our production costs in the coming years.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Market and Key Markets Outlook

Stevia Demand Development – Global perspective

There are several factors driving the development of the stevia market opportunity in 2010 and beyond. These factors can be divided into four categories: health, natural products, sugar market and corporate.

The domestic and global increase in obesity and increasing rates and concern for diabetes play a tremendous role for food and beverage makers when they look for ways to contribute to making the consumer healthier. In a recent industry presentation SPINS cited that “health and wellness is a key driver of innovation and variety in the [US] marketplace driven by consumer demand.”1

For a number of years, the world has been trending to products that are natural and green. The consumer wants foods that are natural, environmentally friendly, and good for them. As First Lady Michelle Obama unveiled in the findings of her Childhood Obesity Task Force report, it is important for GLG to help food and beverage manufacturers formulate new products that are all natural, environmentally friendly and good for consumers.

Developments in the global sugar market are also an important determinant in the Company’s view for the demand for stevia and its stevia extract products. There are important demand developments in the sugar market from developing GDP nations such as China and India that are driving material new demand for sugar. Due in part to these new sources of demands, coupled with supply challenges to meet existing world demand, sugar prices are nearing 30 year highs. London-based Czarnikow Sugar recently predicted that global sugar demand would increase to 257 million tonnes by 2030 from 168 million tonnes today, with this increase driven by growing demand from the “rising economic status of top sugar consumers India and China”. These two countries were predicted to represent over 32% of world sugar demand from 2030, with the US and European sugar consumption remaining stable over the same period.2

Stevia’s Potential in Beverage Formulations

Stevia holds good potential for beverage formulations. Much of the potential comes not only from a natural, zero-calorie product formulation but from natural sugar blends.

GLG sees stevia and sucrose blends as the all-natural, low calorie way for consumers to enjoy the “right calorie” choice. This blend is expected to eliminate the need for artificial ingredients. The beverage product not only tastes good but is better for you.

Stevia has already been successful in the water segment, but GLG believes that beverage categories are well-suited for stevia as an all-natural alternative to sweeten products. It can be used in a blended or zero-calorie environment. Beverage manufacturers can blend stevia and sugar reducing the caloric value of their products by 60 to 70 percent while still providing a great product with a natural caloric reduction.

Globally, approximately 82 percent of consumers make a choice to consume all natural products sweetened with sugar, yet this comes with a high caloric impact. Most of these products can be blended with stevia to create great tasting low or no-calorie options.

GLG believes the future of stevia is to be the leader of the right calorie market – the market of food and beverages products that would have calories reduced in the 30% to 60 % range and/or are a combination of sugar and stevia extract. We believe all beverage categories are moving to the right calorie segment. The right calorie segment enhances stevia by pairing it with all-natural sucrose making it well-suited for almost everyone.

_____________________
1 SPINS Presentation -Canaccord Genuity Healthy Living Conference, August 13, 2010
2 Sugar Demand to Soar to 203- - Analysts, Reuters 26/10/2010

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Product Developments

The Company has developed a key product line in 2010 known as the BlendSureTM line that it expects will drive a significant share of its revenue growth in the next six to 12 months. This product line meets the two fundamental requirements that the Company believes food and beverage companies have been looking for from a stevia sweetener – (1) tastes Good and (2) is cost effective. The Company’s proprietary product has tested positively from a taste perspective with a number of major food and beverage companies and the price of the Company’s product relative to sugar at current pricing levels shows it to be at or below current sugar pricing, depending on the world market area and formulation. The BlendSureTM product line has recently achieved Self-Affirmed GRAS status in the US and it also meets other stevia standards such as JECFA.

With a focus on showcasing all natural, great tasting beverages with lower calories, the Company attended the International Food Technologist (“IFT”) trade show in Chicago on July 17-21 and provided samples of 50% calorie-reduced cola and lemon-lime drink formulated with BlendSureTM. The reaction from food technologists was very positive and demonstrated its good taste to potential distributors and customers. This product will be sold in all markets that GLG is actively developing since it meets all relevant stevia standards.

China

The Company believes that China presents the largest market opportunity for its high-grade stevia products and future growth. There are two opportunities that the Company sees and is currently developing.

(1) Industrial sales of stevia extract for use by the food and beverage Industry- China's continued growth in GDP and expansion of its middle class has resulted in strong growth in China's food and beverage Industry. This, in turn, has resulted in strong growth in domestic sugar demand. Domestic production of sugar in China has not been sufficient to meet the growing demand for sugar in China which has resulted in a shortfall of sugar production. In 2009, China imported over 1.5 million metric tons of sugar worth approximately US$1.1 billion. The latest statistics that the Company has for 2010 show that the shortfall is expected to reach 3 million metric tons of sugar for 2010. This sugar shortage is expected to grow as the population continues to grow and per capita sugar consumption increases. China has also seen a large increase in health related problems including growth in diabetes and obesity rates.

As a result of these two major issues, GLG has been in discussions with FXY, its China partner, and the Chinese central government on a plan to address: (a) the domestic sugar shortage, (b) health concerns over too much sugar in the diet and; (c) the creation of more wealth for China's farmers through stevia production. The plan is to provide to the China Sugar Reserve (“CSR”) a blend of sugar and stevia to reduce calories by 50% [relative to traditional natural sugar-based sweeteners] for use in food and beverage products in China. We believe that the blended sugar/stevia approach to sweeteners in China offers the following advantages:

A) stevia is more agriculturally efficient compared with sugar as it requires approximately 1/12th the land to grow;
B) stevia provides higher income to farmers than other crops (approximately two to three times).
C) we believe that a sugar/stevia blend (“[Health Sugar]”) is a healthier sweetener, with half the calories of sugar while providing a similar taste and mouth feel sugar. We believe that the use of [Health Sugar] will help to address the growing concerns over obesity and diabetes rates in China; and D) [Health Sugar] requires fifty percent less sugar to produce, so the blend helps to address the growing sugar shortage issue.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

The China Sugar Reserve Opportunity for GLG

Although no definitive agreement has been entered into with respect to the CSR opportunity, based on a series of discussions between CSR, GLG and its partner FXY, the Company expects the CSR opportunity to be developed as follows:

A.	all [Health Sugar] products to meet the specifications of the CSR have now been approved;
B.	FXY has been approved as a supplier to the CSR for these products;
C.	the first phase of delivery for the CSR opportunity is expected to be in 2011;
D.	GLG and its China partner are now working on a delivery plan for the first phase of the opportunity, which is expected to require approximately 500 metric tons of high grade stevia sales from GLG;
E.	the total size of the opportunity that is under discussion is expected to be approximately 5,000 MT of high grade stevia and one million metric tons of sugar; and
F.	the Company is working on the plan to plant sufficient stevia and expand capacity to meet the 5,000 MT high grade stevia requirement.

(2) Zero or reduced calorie consumer products - The Company also sees opportunities to directly pursue opportunities in the development and distribution of zero or low-calorie food and beverage products in the China market. China’s per capita GDP is expected to grow from RMB 9,315 in 2007 to RMB 28,195 in 20173 and with its expected growth will come increased consumption in the food and beverage sector in China. Since China opened its door to the world in 1978, the China food industry has kept a 13.1% average annual growth rate from 1980 to 2001. In 2001, the total China food industry revenue reached RMB 900 billion (equivalent to about US$ 130 billion). More recently, from 2002 to 2009, the food industry in China kept a 23% average annual growth rate and in 2009, the total revenue reached RMB 4.7 trillion (equivalent to US$ 693 billion). The Company believes that China’s food industry will continue its fast growth for the next 10-20 years, as the Chinese middle class population continues to increase.

In September the Company announced the signing of an exclusive five year supply agreement with FXY for GLG’s full range of stevia extract products within China. FXY is a privately held Chinese company based in the Xiaogang region in Anhui province. FXY produces consumer products including stevia and stevia/sugar tabletop sweeteners, reduced and zero-calorie beverages and food products mainly for the Chinese market. FXY will use GLG’s stevia products in their new zero and half calorie food and beverage products, which are expected to be available in major national distribution chains in China by year-end 2010.

Distribution Relationships in Key Markets

Given the significance of the China market opportunity to the Company’s expected future growth, the Company’s distribution arrangements in other key markets will be its main approach to sales outside of China. The Company is on track to deliver material new revenues in 2010 from the key markets it included in its 2010 Outlook published on March 31, 2010. The Company has made several key customer announcements to date in 2010, outlining commercial relationships that are expected to deliver revenues in the key markets highlighted in its 2010 Outlook –South America, Australia, New Zealand, Mexico, the US, India and the Middle East. The Company continues to see global demand for stevia extracts to be used either in a zero calorie application or a blend of sucrose and stevia for reduced calorie/better-for-you products.

_____________________
3 Freedonia Beverage Containers in China Report, May 1, 2009.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

The Company is currently in discussions with other distributors to further its 2010 business development goals, which are expected to be announced throughout the balance of 2010 for Europe and additional agreements in the US market. GLG expects to announce additional distribution agreement contracts in the fourth quarter of 2010.

Business Outlook Summary

1) Sugar is now close to record 30 year prices and we believe that sugar prices will remain high in the future driven by supply shortages and material increases in demand.

2) Global shortages for sugar are now occurring, which are expected to impact most local markets in the world through a combination of supply shortages and higher ingredient prices that food and beverage Companies will need to pay.

3) Health concerns over obesity and diabetes remain high and are driving both government policy (e.g. Mexico, China) and new product introductions.

4) Natural products market in North America has shown strong growth in the past five years

As a result of these key trends and issues, the Company sees continued strong growth ahead in 2011 and beyond for its products. GLG has been demonstrating in 2010 that a stevia/sugar blend not only meets the tastes requirement for sweeteners, but also is now more cost effective than sugar.

Revenue 2010 Outlook

Key Assumptions in Our Revenue Outlook

1.

Foreign exchange rate assumptions

We have planned our revenue outlook assuming that the Canadian dollar will be at par with the US dollar for 2010. This assumption is based on our review of key exchange rate forecasts from TD, CIBC and RBC. Any material change to this assumption could cause our revenue to be lower than expected.

We have also assumed a five percent appreciation of RMB against the US dollar in 2010. Any material change to this assumption could cause our revenue to be lower than expected. As of September 30, 2010, there has been no material appreciation of the RMB against the USD.

2.

Continued product launches in key markets

Our revenue growth outlook is dependent on continued product launches in key markets including the US, China, Japan, Mexico, India and several South American countries. In addition, our revenue growth outlook is dependent on the ability of our distributors to capitalize on these product launches and generate sales of our products. Any material change to this assumption could cause our revenue to be lower than expected. As of September 30, 2010 we have seen additional product launches in markets that we cover through our customers and distributors in 2010, however, we expect more product development activity in 2011 given the launch of the BlendSure product in July 2010 and sugar price developments in the third quarter of 2010. The increased sugar prices are expected to be seen by consume food and beverage companies mainly in 2011 which the Company expect will make stevia/sugar blends attractive ingredient solutions for these companies.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

3.

Continued positive customer acceptance to new stevia sweetened products

Mintel’s 2009 study on Stevia in the US market indicated initial positive response by consumers to the new products launched sweetened by stevia as well as the successful sales penetration key tabletop products such as TruviaTM have achieved since their launch. We have assumed continued positive response by consumers to products sweetened with stevia. Any material change to this assumption could cause our revenue to be lower than expected. As of September 30, 2010, the Company believes that consumer acceptance for stevia sweetened products is progressing well.

4.

Continued price reductions on stevia extracts expected throughout 2010

We expect continued price reductions for finished high purity stevia extracts driven by cost efficiencies achieved by key industry players and have factored such price decreases into our revenue outlook. Any material change to this assumption could cause our revenue to be lower than expected. As of September 30, 2010, this assumption is valid.

5.

Significant weighting of 2010 revenues in Q3 and Q4, mirroring 2009 revenue profile

We continue to expect to generate 70 to 75% of our 2010 revenue in the third and fourth quarters of 2010. The first and second quarters reflected the annual impact of Chinese New Year on our production, as well as the impact of additional maintenance work conducted at our production facilities (approximately three weeks of production capacity). Runhao was undergoing its GMP certifications and audits during the second quarter of 2010, and did not contribute significantly to finished product during that period. Runhao has since completed its GMP certifications and received these certifications from SGS, which is a well-known third party certification agency. As of September 30, 2010, this assumption is valid and our third quarter results reflect the revenue profile originally communicated in the outlook.

6.

Completion of potential contracts with new customers and new distributors

We continue to believe that approximately 50% of our 2010 revenue will come from our primary customer. We believe that the balance of our 2010 revenue will come primarily from (i) distributors with whom we have existing distribution agreements in Japan, Australia, New Zealand, Mexico, South America, China, the US, and Europe, and (ii) new customers and distributors in the US and Europe and elsewhere with whom we are negotiating sales and distribution agreements. We believe these potential new sales and distribution agreements remain the greatest source of uncertainty regarding our revenue outlook because contracts with respect to these arrangements have not yet been made, and may not be, signed. We have made significant progress with respect to many of these opportunities, and have announced definitive distribution agreements in China, India, the Middle East and in the US. However, we have experienced delays in negotiation with respect to larger opportunities for distribution of our products in the US and in Europe, and there is no assurance that we will eventually reach definitive agreements in these situations. In addition, the development of the business of the distributors in Japan, Australia, New Zealand, and South America has been slower than we expected. Accordingly, we have changed our outlook for 2010 revenue to reflect these developments and have lowered guidance for 2010 revenue from CAD $70 to 80 million to CAD $65 to 70 million.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

EBITDA 2010 Outlook

The Company is increasing its guidance for EBITDA margin (percentage of revenues) for 2010 from 24 to 26%, to 26 to 30% EBITDA margin on full year revenues. This increase is due to lower than expected RMB to USD currency impact, and better than expected impact from the use of GLG’s proprietary leaf in the first nine months of 2010.

In addition to achieving the revenue targets identified above, the EBITDA margin outlook for 2010 is dependent upon several key assumptions:

1.

We will use 100% of our proprietary leaf starting late in the third quarter of 2010. This assumption is still reasonable as we began using 100% of our proprietary leaf early in the fourth quarter and anticipate that we will continue to use 100% of our proprietary leaf through the remainder of 2010. Any material change to this assumption could cause our EBITDA to be lower than expected.

2.

Leaf prices remain stable around 2009 levels. As of September 30, 2010, leaf costs for the first part of the harvest in 2010 are higher than 2009 by approximately 15%, however we expect that the yield advantages of GLG’s proprietary leaf (30-40% over China common leaf) will offset the higher leaf prices paid. Any material change to this assumption could cause our EBITDA to be lower than expected.

3.

SG&A (excluding stock-based compensation and G&A amortization) stays within the range of $8 to $10 million. We continue to expect that SG&A (excluding stock-based compensation and G&A amortization), will stay within this range. As of September 30, 2010, this assumption is valid. Any material change to this assumption could cause our EBITDA to be lower than expected.

Capital Expenditures - 2010 Outlook

We continue to expect to undertake some key capital projects in 2010, including the completion of our water treatment upgrade program and a new R&D innovation centre. However, the majority of the capital expenditures for the new R&D innovation centre will move from 2010 to 2011, and we are therefore lowering our capital expenditure guidance, for 2010, from $10 to 15 million to $7 to 10 million.

2010 Outlook

Our outlook for 2010 is:

In Canadian Dollars	2010 Nine Months	2010 Estimate
Revenue	$39.6 million	$65 to 70 million
EBITDA	$13.0 million	$17 to 21 million
Capital Expenditures (Capex)	$4.8 million	$7 to 10 million

International Financial Reporting Standards ("IFRS")

The Accounting Standards Board of the Canadian Institute of Chartered Accountants requires all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for the years beginning on or after January 1, 2011. However, National Instrument 52-107 allows foreign issuers, as defined by the Securities and Exchange Commission (SEC), such as GLG, to file with Canadian securities regulators financial statements prepared in accordance with US GAAP. As such, the Company has decided not to report under IFRS by 2011 and will report under US GAAP as of January 1, 2011.

In August 2008, the SEC issued a roadmap for the potential convergence to IFRS for US issuers and foreign issuers. The proposal stipulates that the SEC will decide in 2011 whether to move forward with the convergence to IFRS with the transition beginning in 2014. Should the SEC adopt such a proposal, the Company will convert its reporting to IFRS at such time.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

Disclosure Controls and Internal Controls over Financial Reporting

The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

The Company’s management, under the direction and supervision of the Chief Executive Officer and Chief Financial Officer, are also responsible for establishing and maintaining internal control over financial reporting. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

There have been no changes in the Company’s internal control over financial reporting for the quarter ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation. In March 2008, the Company has adopted a Corporate Disclosure Policy. A Disclosure Committee has been established to oversee the Corporate Disclosures. The Policy has been communicated to management and was implemented accordingly.

Management has initiated an assessment of the effectiveness of the Company’s internal control over financial reporting, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The objective of this assessment will be to determine whether the Company’s internal control over financial reporting is effective as of December 31, 2010.

As part of this assessment, management will document its internal controls, evaluate their design and then test their effectiveness at both the entity level and the business process level. This assessment process will satisfy the requirements of the Sarbanes Oxley Act of 2002 (“SOX”) as well as the requirements of National Instrument 52-109.

It should be noted that while the officers of the Company have certified the Company’s Period-end Filings, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or implemented, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Risks Related to the Company’s Business

This section describes the material risks affecting the Company’s business, financial condition, operating results and prospects. A prospective investor should carefully consider the risk factors set out below and consult with his, hers or its investment and professional advisors before making an investment decision. There may be other risks and uncertainties that are not known to the Company or that the Company currently believes are not material, but which also may have a material adverse effect on the Company’s business, financial condition, operating results or prospects. In that case, the trading price of the common shares could decline substantially, and investors may lose all or part of the value of the common shares held by them.

GLG LIFE TECH CORPORATION
Management Discussion and Analysis
For the Three and Nine Months Ended September 30, 2010

There are a number of risk factors that could materially affect the business of GLG, which include but are not limited to the risk factors set out below. The Company has been structured to minimize these risks as best possible. More details about the following risk factors can be found in the Company’s Annual Information Form filed on SEDAR at www.sedar.com.

  Intellectual Property Infringement

  Product Liability Costs

  Manufacturing Risk

  Inventory Risk

  Customer Concentration Risk

  Competition

  Government Regulations

  Consumer Perception of Products

  Changing Consumer Preferences

  Market Acceptance

  Dependence on Key Personnel

  Volatility of Share Prices

Risks Associated with Doing Business in the People’s Republic of China

The Company faces the following additional risk factors that are unique to it doing business in China. More details about the following risk factors can be found in the Company’s Annual Information Form.

  Government Involvement

  Changes in the Laws and Regulations in the People’s Republic of China

  The Chinese Legal and Accounting System

  Currency Controls

  Additional Compliance Costs in the People’s Republic of China

  Difficulties Establishing Adequate Management, Legal and Financial Controls in the People’s Republic of China

  Capital Outflow Policies in the People’s Republic of China

  Jurisdictional and Enforcement Issues

  Political System in the People’s Republic of China

Additional Information

Additional information relating to the Company is available on its website (www.glglifetech.com), in its Annual Information Form available on SEDAR (www.sedar.com).